EXHIBIT 99.1

B Communications Ltd. to Present at the Drexel Hamilton Telecom, Media and Technology Conference

RAMAT GAN, Israel, Aug. 31, 2015 - B Communications Ltd. (NASDAQ and TASE: BCOM) will present at the Drexel Hamilton Telecom, Media and Technology Conference in New York at 11:20 a.m. ET on Wednesday, September 9, 2015.

The presentation will be webcast and accessible live at http://wsw.com/webcast/dham7/bcom. A replay of the webcast will be available online for 180 days following the presentation.

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel's largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol "BCOM." For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

ISRAEL

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

INTERNATIONAL

Brad Nelson – KCSA

bnelson@kcsa.com / Tel: +1-212-896-1217